U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 22, 2006

XYRATEX LTD

(Registrant’s name)

Langstone Road

Havant

PO9 ISA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

	By	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

Date: March 22, 2006

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2006

Q1 Revenues $190.5 million, up 33.7% Year over Year

Havant, UK – March 22, 2006 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of modular enterprise class data storage subsystems and storage process technology, today announced results for the first fiscal quarter ended February 28, 2006. Revenues for the first quarter were $190.5 million, an increase of 33.7% compared to revenues of $142.5 million for the same period last year.

For the first quarter, GAAP net income was $6.4 million, or $0.22 per diluted share, compared to GAAP net income of $9.4 million, or $0.33 per diluted share, in the same period last year. Non-GAAP net income from continuing operations declined 14.7% to $8.3 million, or a diluted earnings per share of $0.28, compared to non-GAAP net income of $9.9 million, or $0.34 per diluted share, in the same quarter a year ago.  This reflects increased operating expenses, primarily related to acquisitions in 2005. A reconciliation between net income on a GAAP basis and net income on a non-GAAP basis is provided in a table immediately following the “Consolidated Statements of Cash Flows”, below.

Gross profit margin in the first quarter was 19.7%, compared to 20.8% in the same period last year, primarily due to business segment mix and customer mix, particularly related to an increased proportion of Storage and Network Systems revenues and an increased proportion of sales to our largest customer within our Storage and Network Systems business.

Revenues from sales of our Storage and Network Systems products were $128.8 million as compared to $88.8 million in the same quarter a year ago, an increase of 45%. Gross profit margin in the Storage and Network Systems business was 15.1% as compared to 15.9% a year ago. Revenues from sales of our Storage Infrastructure products were $61.7 million as compared to $53.7 million in the same quarter a year ago, an increase of 14.9%. Gross profit margin in the Storage Infrastructure business was 29.4% as compared to 28.9% a year ago.

“With strong demand for our products, our first quarter results demonstrate our continued progress in executing our strategic plan, as we continue to grow our portfolio of offerings and build on a solid customer base,” said Steve Barber, CEO of Xyratex. “After a very strong fiscal 2005, we enter 2006 with continued momentum in the markets that our two business segments serve and we feel we are well positioned to capitalize on the positive industry dynamics that are creating significant demand for our storage products.”

Business Highlights

•      We were the first storage subsystem manufacturer to qualify and integrate Seagate’s 146GB Cheetah 15K.4, 4Gb/sec Fibre Channel (FC), disc drives.

•      We demonstrated the F5402E, a 4G FC-SAS/SATA solution that utilizes reliable and backward compatible Fibre Channel connectivity together with high-performing SAS drives and low-cost SATA drives in a single expandable solution at CeBIT. This new solution also features StorView(TM), Xyratex’s latest system configuration and management software.

•      We secured new design wins with Terrascale Technologies, Disk Array and System Design, Inc., Storage Engine, Globalstor and Nimbus Data Systems, as well as with a number of other Tier 2 and Tier 3 customers.

•      We shipped our first seven module precision disc cleaning system with additional sonic and cascade scrubbing capabilities, aimed at meeting the increased requirements of media cleanliness driven by increasing areal density and reduced fly heights in disc drive design.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•      Revenue in the second quarter of 2006 is projected to be in the range $268 to $283 million.

•      Fully diluted earnings per share is anticipated to be between $0.80 and $0.90 on a GAAP basis in the second quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.83 and $0.93. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring benefits and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Wednesday, March 22, 2006 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (888)
396-2386 in the United States and +1 (617) 847-8712 outside of the United States, passcode 25537395. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through March 29, 2006 following the live call by dialing +1 (888) 286-8010 in the United States and
+1 (617) 801-6888 outside the United States, replay code 30510771.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of modular enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in a management buy-out from IBM, and with its headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia. For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

Xyratex Public Relations
Curtis Chan
CHAN & ASSOCIATES, INC.
Tel: +1 (714) 447-4993
Email: cj_chan@chanandassoc.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 28,	February 28,
	2006	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$128,830	$88,831
Storage Infrastructure	61,687	53,692
Total revenues	190,517	142,523

Cost of revenues	152,948	112,840
Gross profit:
Storage and Network Systems	19,511	14,169
Storage Infrastructure	18,166	15,514
Equity compensation	(108)	—
Total gross profit	37,569	29,683
Operating expenses:
Research and development	16,462	10,562
Selling, general and administrative	12,868	8,595
Amortization of intangible assets	1,185	398
Total operating expenses	30,515	19,555
Operating income	7,054	10,128
Interest income, net	205	349
Income before income taxes	7,259	10,477
Provision for income taxes	822	1,034
Net income	6,437	9,443

Net earnings per share:
Basic	$0.23	$0.34
Diluted	$0.22	$0.33

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,509	28,121
Diluted	29,172	28,900

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 28,	November 30,
	2006	2005
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$41,426	$41,240
Accounts receivable, net	87,805	82,449
Inventories	97,317	71,543
Prepaid expenses	3,042	2,244
Deferred income taxes	7,570	6,480
Other current assets	3,325	3,236
Total current assets	240,485	207,192
Property, plant and equipment, net	29,035	25,643
Intangible assets, net	50,397	50,904
Deferred income taxes	15,818	17,551
Total assets	$335,735	$301,290

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$104,888	$79,927
Acquisition note payable	3,000	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	9,271	13,620
Deferred revenue	22,540	16,434
Income taxes payable	324	421
Other accrued liabilities	14,017	15,506
Total current liabilities	158,040	132,908
Long-term debt	6,000	7,000
Total liabilities	164,040	139,908

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,625 and 28,437 issued and outstanding	286	284
Additional paid-in capital	337,052	333,886
Accumulated other comprehensive loss	(648)	(1,356)
Accumulated deficit	(164,995)	(171,432)
Total shareholders’ equity	171,695	161,382
Total liabilities and shareholders’ equity	$335,735	$301,290

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,	February 28,
	2006	2005
	(US dollars in thousands)

Cash flows from operating activities:
Net income from continuing operations	$6,437	$9,443
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,998	1,588
Amortization of intangible assets	1,185	398
Non-cash equity compensation	1,369	190
Bonus paid by trust	—	144
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(5,356)	(29,353)
Inventories	(25,774)	(7,726)
Prepaid expenses and other current assets	(887)	(117)
Accounts payable	24,961	22,122
Employee compensation and benefits payable	(4,349)	(2,734)
Deferred revenue	6,106	2,580
Income taxes payable	(97)	(167)
Deferred income taxes	790	2,464
Amount payable to related party	—	137
Other accrued liabilities	407	(1,234)
Net cash provided by (used in) operating activities	6,790	(2,265)

Cash flows from investing activities:
Investments in property, plant and equipment	(5,390)	(2,168)
Acquisition of business, net of cash received	(2,013)	(253)
Net cash used in investing activities	(7,403)	(2,421)

Cash flows from financing activities:
Net payments of long-term borrowings	(1,000)	(1,000)
Payment of acquisition note payable	—	(2,000)
Proceeds from issuance of shares	1,799	631
Net cash provided by (used in) financing activities	799	(2,369)
Change in cash and cash equivalents	186	(7,055)
Cash and cash equivalents at beginning of period	41,240	63,495
Cash and cash equivalents at end of period	$41,426	$56,440

XYRATEX LTD

UNAUDITED RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

	Three Months Ended
	GAAP		Non-GAAP
	February 28,	Non-GAAP	February 28,
	2006	Adjustment (a)	2006
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$128,830		$128,830
Storage Infrastructure	61,687		61,687
Total revenues	190,517		190,517

Cost of revenues	152,948	(108)	152,840
Gross profit:
Storage and Network Systems	19,511		19,511
Storage Infrastructure	18,166		18,166
Equity compensation	(108)	108	—
Total gross profit	37,569		37,677
Operating expenses:
Research and development	16,462	(285)	16,177
Selling, general and administrative	12,868	(976)	11,892
Amortization of intangible assets	1,185	(1,185)	—
Total operating expenses	30,515		28,069
Operating income	7,054		9,608
Interest income, net	205		205
Income before income taxes	7,259		9,813
Provision for income taxes	822	698	1,520
Net income	6,437		8,293

Net earnings per share:
Basic	$0.23		$0.29
Diluted	$0.22		$0.28

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,509		28,509
Diluted	29,172	254	29,426

	Three Months Ended
	GAAP		Non-GAAP
	February 28,	Non-GAAP	February 28,
	2005	Adjustment (a)	2005
	(US dollars in thousands, except per share amounts)

Revenues:
Storage and Network Systems	$88,831		$88,831
Storage Infrastructure	53,692		53,692
Total revenues	142,523		142,523

Cost of revenues	112,840		112,840
Gross profit:
Storage and Network Systems	14,169		14,169
Storage Infrastructure	15,514		15,514
Total gross profit	29,683		29,683
Operating expenses:
Research and development	10,562		10,562
Selling, general and administrative	8,595	(190)	8,405
Amortization of intangible assets	398	(398)	—
Total operating expenses	19,555		18,967
Operating income	10,128		10,716
Interest income, net	349		349
Income before income taxes	10,477		11,065
Provision for income taxes	1,034	119	1,153
Net income	9,443		9,912

Net earnings per share:
Basic	$0.34		$0.35
Diluted	$0.33		$0.34

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	28,121		28,121
Diluted	28,900		28,900

(a)           Non-GAAP Adjustment for the three month periods ended February 28, 2006 and February 28, 2005 includes non-cash amortization of intangible assets and non-cash equity compensation expense, together with the related tax effects.

We believe these Non-GAAP measures are useful to investors because they provide an alternative method of measuring the operating performance of our business by excluding certain expenses, gains and losses which we believe are not indicative of our core operating results.